Jay Williamson, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street N.E.

Washington, D.C. 20549

February 22, 2017

Dear Mr. Williamson,

This letter is in response to your comment letter dated February 3, 2017, regarding the registration statement for Olden Lane Trust Series 3 (the “Trust”) on Form S-6, filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2017.

Prospectus Cover Page

1.	Please reconcile your statement that the return on the units is capped at $1,200 to your hypothetical example on page A-8. Also, it appears that you are using the term “return” incorrectly here to describe the “Final Distribution per Unit.” Please revise as necessary.

Response: We acknowledge the comment. We have updated the registration statement to refer to the capped return as “at least $[240] per unit, less trust fees and expenses”.

The Options, page A-3

2.	Briefly expand your disclosure under “The Options” to more clearly explain what calls and puts are, and how you will use them to create your structured return profile. Your revised disclosure should clearly explain the circumstances under which you will receive or pay cash, either to initially purchase an option or to settle an option at maturity.

Response: We acknowledge the comment. We have expanded the first few paragraphs of the disclosure under “The Options” as follows:

“The Trust will purchase or sell a series of FLEX Options, which are referred to as purchased call Options, purchased put Options, written put Options and written call Options and specified under “Trust Portfolio – Portfolio Composition” on page [●] of the prospectus. When the Trust purchases a put Option, the Trust has the option to sell 100 shares of the reference asset at the relevant strike price; conversely when the Trust sells a put Option, the purchaser has the option sell to the Trust 100 shares of the reference asset at the relevant strike price. When the Trust purchases a call Option, the Trust has the option to buy 100 shares of the reference asset at the relevant strike price; conversely when the Trust sells a call Option, the purchaser has the option to buy from the Trust 100 shares of the reference asset at the relevant strike price. The OCC guarantees performance by each of the counterparties to the Options, becoming the “buyer for every seller and the seller for every buyer”, with the goal of protecting clearing members and options traders from counterparty risk. The Options are all European style options, which means that they will be exercisable at the strike price only on the options expiration date.

The Trust utilizes purchased call Options to accelerate the performance of the reference asset by the participation rate of 150%. The Trust achieves the maximum gain feature by selling an identical number of call Options having a higher strike price than the purchased call Options. The Trust achieves the buffer protection feature by purchasing and selling an identical amount of put Options, the purchased Options having a higher strike than the sold Options. The Trust will pay for all purchased Options at the time of purchase through a single non-refundable upfront option premium. The Options will not require the Trust to post collateral beyond the initial non-refundable premium paid, and there will be no future net payment obligation of the Trust in respect of the Options.

The Options are intended to be liquidated on the options expiration date as near as reasonably practical to the close of market on such day rather than be exercised according to the Options’ terms in order to avoid having the Trust receive shares of the reference asset or be obligated to deliver shares of the reference asset. If the Trust is unable to liquidate the Options on the options expiration date, it will exercise the Options and, in such case, will be required to receive and/or deliver shares of the reference asset. To the extent that sold call Options or purchased put Options are exercised, the Trust will deliver all shares of the reference asset it receives in respect of the other Options and will be left with only cash settlement proceeds in respect of any exercised Options. Otherwise, the Trust will liquidate any delivered shares as quickly as practical. A lack of liquidity for the Options on the options expiration date may frustrate the Trust’s ability to deliver the intended returns on the termination date as described below under “Principal Risks – No one can guarantee that a liquid secondary trading market will exist for the FLEX Options.”

3.	Please remove the paragraph on page A-4 beginning “All of the information set forth above…” from your prospectus or explain why it is appropriate.

Response: The disclosure referenced above directs investors to publicly available information regarding the Options Clearing Corporation (“OCC”). Such information provides a reference for investors seeking further information concerning the terms of the Options should they choose to do so to further inform their investment decision. The disclosure is included in the registration statement of a substantially similar unit investment trust recently declared effective by the SEC.1

Distributions, page A-4

4.	We note your statement that the Sponsor expects Trust expenses to exceed interest income. If material, please quantify this amount here.

Response: We acknowledge the comment. We have revised the registration statement to include the following statement: “As of the date of this prospectus, the Trust’s estimated annual operating expenses exceeds its anticipated annual interest income by [●]% per annum. This excess is estimated based on an assumed Trust size and may increase if the size is smaller. See “Fee Table” and the accompanying notes.”

Essential Information, page A-5

5.	We note the Options Expiration Date and the Trust Termination Date are different. This may raise some issues with respect to the need for portfolio management and/or investor expectations. For example, if the Options Expiration Date is too far from the Trust Termination Date you may need new contracts in order for your product to maintain its exposure to the referenced asset. Failure to do so may cause your product performance to deviate from investor expectations. Please tell us your plans for dealing with these issues.

Response: The Trust Termination Date will occur no later than three business days following the Options Expiration Date. Such period corresponds with the standard settlement cycle for transactions in most securities. During such period, there will be no reinvestment of any proceeds received by the Trust from the disposition, expiration or maturity of the Trust’s Options and treasury obligations. Thus, Olden Lane will not conduct portfolio management prior to the Trust Termination Date and investor expectations will not be frustrated by an undue period between the Options Expiration Date and the Trust Termination Date.

6.	We note the reference in footnote one to the “aggregate net underlying value.” Is this different than Net Asset Value? If not, please use NAV; if it is different, please explain how.

Response: We acknowledge the comment and agree that the reference to an “aggregate net underlying value” is the equivalent of “Net Asset Value.” The registration statement has been updated accordingly.

Fee Table, page A-6

7.	Will the Sponsor earn any profit from the deposit of the Treasuries? If so, please revise

1 See Alaia Market Linked Trust, Series 1-1, Alaia SPDR® S&P 500® ETF Defined Outcome Solution at p. 7, available at https://www.sec.gov/Archives/edgar/data/1652446/000121465916014839/d118160497.htm to provide appropriate conflicts disclosure about this, as well as any other direct and indirect fees payable to the Sponsor and its affiliates. Please consider adding a cross reference to existing disclosure, if applicable.

Response: Olden Lane may realize a profit or sustain a loss on the initial deposit as of the date the Trust is created resulting from the difference between the cost of the treasury obligations to Olden Lane and the cost of the treasury obligations to the Trust. Whether Olden Lane realizes a profit or sustains a loss depends upon the value of the treasury obligations on the inception date as determined by an independent pricing service and will be impacted by market conditions that exist between Olden Lane’s purchase of the treasury obligations and the inception date of the Trust. The Trust’s investments in treasury obligations is expected to have a value equal to approximately 5% of the Trust’s net assets. Due to the small portion of treasury obligations included in the Trust’s portfolio and the anticipated size of the Sponsor’s initial deposit in the Trust, any potential profit that may be realized by the Sponsor is expected to be de minimis.

Because of the uncertainty of any such profits and the absence of any potential for material profits, Olden Lane does not perceive any conflict of interest. Nonetheless, the amount of any profit realized or loss sustained by the Sponsor from the deposit of treasury obligations is disclosed in the last sentence of note 2 under “Olden Lane Trust Series 3 (The “Trust”) Portfolio Composition” on page A-29 in the registration statement.

Hypothetical Examples, page A-7

8.	Please explain to us how your table works and confirm the accuracy of the “Payments on Options Per Unit” and “Cash and Maturity Value of Treasury Obligations Per Unit” columns. It appears to us that, if the referenced asset declined 50%, you would have a payment obligation. Also, in prior filings the cash component, because it was the collateral, was equal to $1,000 but is now only $50. Please explain.

Response. The Final Distribution Amount per Unit will be a function of the Payment on the Options per Unit, plus Cash and Maturity Value of Treasury Obligation per Unit, plus Estimated Interest Income from Treasury Obligations per Unit, less Estimated Trust Expenses per Unit.

The Trust will enter into Options with an intrinsic value2 of $950 per unit on the inception date. The intrinsic value of the Options will fluctuate based upon the market price of the reference asset and will be realized by the Trust on the Options Expiration Date. The column labeled “Payment on the Options per Unit” illustrates the intrinsic value of the Options on the Options Expiration Date based upon the Hypothetical Performance of the Reference Asset over the term of the Trust. The maximum intrinsic value of the Options on the Options Expiration Date is $1,190 (the net aggregate value of

2 The intrinsic value of an option is based upon the difference in the market price of the reference asset over the strike price of the option. The intrinsic value of an option is different than the option’s market value prior to expiration because the market value will also account for an option’s “time value”. An option’s time value is determined by a variety of extrinsic factors such as time to maturity, volatility of the reference asset, dividend rates and interest rates.

the Trust’s purchased and written call options) while the minimum intrinsic value of the Options is $150 (the net value of the Trust’s purchased and written put options). Therefore, the Trust will not have a future net payment obligation on the Options in any scenario.

The Trust will invest in treasury obligations with a face amount of roughly 5% of the Trust’s net assets on the inception date, which results in an anticipated payment at maturity of $50. After adding the estimated interest income attributable to the treasury obligations during the life of the Trust of $2.25 per unit and deducting estimated trust expenses of $10.20 per unit, approximately $42.05 will be added to payment on the Options on the termination date.

Finally, with respect to the scenario involving a 50% decline in the reference asset during the term of the Trust that you describe, the Trust will not, in fact, have a payment obligation. Instead, as described in Example 4 on page A-12 of the registration statement, the unitholder will realize a hypothetical total distribution of approximately $[642.05] per unit from the treasury obligations and the Options, summarized as follows:

A.	The Trust’s purchased and written put options will provide the Trust with a net value of $150, as the two put options will be $500 in-the-money and $350 out-of-the-money, respectively.
B.	The Trust’s purchased at-the-money call options that accelerate the performance of the reference asset and written out-of-the money call options that create the maximum gain feature will expire worthless, as both call positions will finish out-of-the-money at expiration.
C.	Despite the pronounced decline in the reference asset, the purchased deep in-the-money call option will retain significant value. In fact, with its strike price of 5% of the initial value of the reference asset, the deep in-the-money call option will retain value until such time as the reference asset suffers a loss of 95% of its initial value or greater. In the example you describe, this option position will retain value of approximately $450 per unit at expiration.
D.	The U.S. treasury obligations will mature with a $50 value. After deducting estimated trust expenses of $10.20 and adding the estimated interest income attributable to the treasury obligations during the life of the Trust of $2.25 (each per unit), approximately $42.05 will be added to the Trust’s value on the termination date.

How to Purchase and Sell Units, page A-23

9.	We note your statement that “[n]o later than seven calendar days following satisfactory tender, the unitholder will be entitled to receive ...” Payment should be made within seven days. Please revise this disclosure accordingly.

Response: We acknowledge the comment and have updated the registration statement accordingly.

Portfolio Composition, page A-25

10.	We note your intention to use bid or ask prices to value your FLEX options based on option type. Please confirm and explain to us how your valuation methods are consistent with our rules and guidance, including Investment Company Act Release No. 6295 Accounting for Investment Securities by Registered Investment Companies (Dec. 23, 1970). Please provide similar explanation with respect to your treasuries.

Response: We confirm that it is the Trust’s intention to use ask prices to value the Trust’s treasury obligations and purchased options and to use bid prices to value the Trust’s written options during the initial offering period. Conversely, the Trust intends to use bid prices to value the Trust’s treasury obligations and purchased options and to use ask prices to value the Trust’s written options after the initial offering period.

The Trust’s valuation method with respect to the treasury obligations is consistent with industry standard valuation policy of UITs with investments in fixed income securities. That UIT sponsors sell units of such UITs at prices based upon the offering side evaluation of the trust’s underlying securities and redeem units of such UITs at a price based upon the bid side evaluation of the trust’s underlying securities, was observed and accepted by the Commission in its proposal of modifications to Rule 22c-1 of the 1940 Act (the “Repurchase Price Proposal”). In particular, the Repurchase Price Proposal acknowledged the following approvingly:

“During the initial offering period the evaluator for the Trust ("Evaluator") makes a daily evaluation of the Trust Debt Securities held by the Trust. The Sponsor sells the units at a daily price based on the aggregate offering prices of the Trust Debt Securities as computed by the Evaluator ("offering side evaluation"), plus a sales charge.

…

The price at which units are redeemed is based on the "bid" the evaluation of the Trust Debt Securities rather than the offering side evaluation, since use of the latter would tend to dilute the remaining units of the Trust.”

The Trust intends to value its option contracts in a like manner to minimize potential dilution to investors during (i) the initial offering period when the Trust will generally expand its portfolio by entering additional option contracts in connection with the creation of additional units, and (ii) after the initial offering period when the Trust will only liquidate option contracts generally to satisfy redemption of units. This intention is consistent with the valuation policy of a substantially similar unit investment trust recently declared effective by the SEC.3

3 See Alaia Market Linked Trust, Series 1-1, Alaia SPDR® S&P 500® ETF Defined Outcome Solution at p. 16, note 1, available at https://www.sec.gov/Archives/edgar/data/1652446/000121465916014839/d118160497.htm

Closing

We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

Response: We acknowledge the comment.

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Thank you for your comments. Please contact me at 212 504-6376 should you have any additional questions or comments.

Very truly yours,

/s/ Ray Shirazi

Ray Shirazi

cc:	Michel Serieyssol
Daniel Prezioso

(“During the initial offering period the determination for the Purchased Call and Put Options will generally be on the basis of ask prices and for the Written Call and Put Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call and Put Options will generally be on the basis of bid prices and for the Written Call and Put Options will generally be on the basis of ask prices.”)